Exhibit 99.19

RESTRICTED STOCK UNIT AWARD

TO: WILLIAM COULTER

You (“Grantee”) have been granted, this restricted stock unit (“RSU”) award (the "Award") by RumbleOn, Inc. (the " Company") pursuant to the RumbleOn 2017 Stock Incentive Plan (as amended to date, the “Plan”). This Restricted Stock Unit Award Agreement (the “Agreement”) confirms the understanding between RumbleOn and you as of the Effective Date. The Award represents an unsecured and unfunded promise of the Company to deliver Class B Common Stock of the Company in the future subject to the fulfillment of the vesting conditions set forth in the Agreement.

1.	Introduction. The terms of the Award are as set forth in Agreement and in the Plan. The Plan is incorporated into this Agreement by reference, which means that this Agreement is limited by and subject to the express terms and provisions of the Plan. You agree that you have been provided access to the Plan and that this Award shall be subject to the conditions set forth in the Plan, including future amendments thereto. In the event of a conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Plan. The most important terms of the Award are summarized as follows:

2.	Effective Date: 09/01/2023

3.	Grant ID: 2023BOD2

4.	Number of RSUs Subject to this Award: 12,225

5.	Vesting Schedule: Subject to your continuous employment and the terms of this Agreement, including, without limitation, Sections 6 and 7, the Award will vest according to the following schedule:

Please refer to Appendix: Vesting Schedule

6.	Conversion of RSUs and Issuance of Shares. Upon each vesting of the Award (each, a "Vest Date"), one share of Common Stock shall be issuable for each restricted stock unit that vests on such Vest Date (the “Shares”), subject to the terms and provisions of the Plan and this Agreement. Thereafter, the Company will transfer such Shares to you upon satisfaction of any required Tax-Related Items (as defined in Section 9). No fractional shares shall be issued under this Agreement.

7.	Termination of Employment or Other Services; Change in Control.

a.	Termination. Except as otherwise provided for in a separate agreement between the Company and you that is in effect at the time of your termination, the unvested portion of the Award will terminate automatically and be forfeited to the Company immediately and without further notice upon the voluntary or involuntary termination of your employment with the Company or any Subsidiary for any reason other than death; notwithstanding the preceding, in the event of termination due to disability, the Compensation Committee of the Board of Directors or its designee may, in their sole discretion, provide that RSUs which have not vested on the date of such termination shall vest immediately.

For purposes of the Award, your employment will be considered terminated as of the date the Company determines you are no longer actively providing services to the Company or a subsidiary (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment agreement, if any), and unless otherwise expressly provided in this Agreement or determined by the Company, your right to continue to vest in the Award, if any, will terminate as of such date and will not be extended by any notice period (e.g., your period of service would not include any contractual notice period or any period of "garden leave" or similar period mandated under employment laws, statutory laws, regulatory laws or common laws in the jurisdiction where you are employed or the terms of your employment agreement, if any).

A transfer of employment or services between or among the Company and its Subsidiaries shall not be considered a termination of employment. Further, unless the Compensation Committee or its designee determines otherwise, including through policies it may adopt from time to time regarding part-time work arrangements or reduced work schedules, and except as otherwise required by local law, for purposes of this Award only, any reduction in your regular hours of employment to less than thirty hours per week is deemed a termination of your employment with the Company or any Subsidiary. In case of termination of your employment for Cause or for a violation of the Company’s code of business conduct and ethics, the Award shall automatically terminate upon first notification to you of such termination, unless the Compensation Committee or its designee determines otherwise. If your employment is suspended pending an investigation of whether you should be terminated for Cause or for a violation of the Company’s code of business conduct and ethics, all of your rights under the Award likewise may be suspended during the period of investigation. The Compensation Committee or its designee, the highest ranking manager of Human Resources, the Chief Legal Officer, or any officer of the Company delegated such authority by the Compensation Committee or its designee shall have the exclusive discretion to determine when you are no longer actively providing services to the Company or any Subsidiary or when your rights under the Award may be suspended pending an investigation of whether you should be terminated for Cause or a violation of the Company’s code of business conduct and ethics.

b.	Change in Control. In the event of a Change in Control, as defined in the Plan, all RSUs which have not yet vested on the date of such Change in Control shall immediately vest.

8.	Right to Shares. Unless otherwise provide in the Plan, you shall have no rights of that of a shareholder with respect the RSUs (including any voting rights or rights with respect to dividends paid on the Class B Common Stock) issuable under the Award until the Award is settled by the issuance of such Shares to you.

a.	Distribution. Provided that the vesting requirements have been met, the Company shall deliver the Shares to the Grantee or direct the brokerage agent whom the Company is using to administer the distribution of Shares as soon as reasonably practical. Notwithstanding the forgoing, to the extent that the vesting of RSUs is accelerated pursuant to Section 7 hereof, the Shares shall be delivered within thirty (30) days following the satisfaction of such vesting requirement.

b.	Transferability. The RSUs may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of unless the Plan so provides.

9.	Taxes.

a.	Responsibility for Taxes. You acknowledge that, regardless of any action taken by the Company or, if different, your employer (the "Employer"), the ultimate liability for all income tax, social insurance payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you or deemed by the Company or the Employer in its discretion to be an appropriate charge to you even if legally applicable to the Company or the Employer (collectively, "Tax-Related Items") is and remains your responsibility and may exceed the amount (if any) withheld by the Company or the Employer. You further acknowledge that (i) neither the Company nor the Employer make any representation or undertaking regarding the treatment of any Tax-Related Items in connection with any aspect of the Award including without limitation, the grant, vesting, or settlement of the Award or the subsequent sale of Shares issued pursuant to the Award; and (ii) the Company and the Employer do not commit to and are under no obligation to structure the Award to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to Tax-Related Items in more than one jurisdiction between the Award Date and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

b.	Payment of Tax-Related Items. Prior to any event in connection with the Award (e.g., vesting) that gives rise to a Tax-Related Items obligation, you must arrange for the satisfaction of such Tax -Related Items in a manner acceptable to the Company and the Employer.

i.	By Sale of Shares. Unless you choose to satisfy the Tax-Related Items by some other means in accordance with clause (ii) below, your acceptance of this Award constitutes your instruction and authorization to the Company and the Designated Broker to sell on your behalf a number of Shares from those Shares issued to you as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy your obligation for Tax-Related Items. Such Shares will be sold on the day of the event giving rise to the Tax-Related Items (e.g., a Vest Date) or as soon thereafter as practicable. You will be responsible for all broker's fees and other costs of sale, and you agree to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale. The number of Shares sold may be determined by considering any applicable withholding rates, including maximum applicable rates, and to the extent the proceeds of such sale exceed your obligation for Tax-Related Items, the Company agrees to pay such excess in cash to you through payroll or otherwise as soon as practicable and you acknowledge that you have no entitlement to the equivalent in Shares. You further acknowledge that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy your obligation for Tax-Related Items. Accordingly, you agree to pay to the Company or any of its Subsidiaries including the Employer as soon as practicable, including through additional payroll withholding, any amount of the Tax - Related Items that is not satisfied by the sale of Shares described above.

ii.	(ii)By Wire Transfer or Other Means. At any time not less than five business days before any obligation for Tax-Related Items arises (e.g., a Vest Date), you may elect to satisfy your obligation for Tax-Related Items by delivering to the Company an amount that the Company determines is sufficient to satisfy the Tax-Related Items by wire transfer to such account as the Company may direct, or such other means as the Company may establish or permit. If you have made an election to satisfy your obligation for Tax-Related Items by wire transfer or other means and, as determined by the Company, have not adequately funded the obligation for Tax-Related Items within five business days before a Vest Date for this Award or any other award of restricted stock units granted to you under the Plan, the Company reserves the right to satisfy your obligation for Tax-Related Items pursuant to the method described above in 9(b)(i).

c.	Right to Retain Shares or Cash. The Company may refuse to issue or deliver any Shares or the proceeds from the sale of Shares to you until the obligation for any Tax-Related Items due in connection with the Award has been satisfied. To the extent permitted by law, the Company has the right to retain, without notice, from Shares issuable under the Award, Shares having a value sufficient to satisfy the Tax-Related Items. Further, the Company or the Employer has the right to retain, without notice, from salary or other amounts payable to you, cash sufficient to satisfy the Tax-Related Items. If your obligation for Tax-Related Items is satisfied by the Company withholding in Shares, for tax purposes, you are deemed to have been issued the full number of Shares subject to the vested Award, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items. You agree to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means described in this Section 9.

10.	Registration. The Company currently has an effective registration statement on file with the U.S. Securities and Exchange Commission with respect to the Shares subject to the Award. The Company intends to maintain this registration but has no obligation to do so. If the registration ceases to be effective, you will not be able to transfer or sell Shares issued to you pursuant to the Award unless exemptions from registration under applicable securities laws are available. Such exemptions from registration are very limited and might be unavailable. You agree that any resale by you of the Shares issued pursuant to the Award shall comply in all respects with the requirements of all applicable securities laws, rules and regulations, including, without limitation, the provisions of the Securities Act, the Exchange Act and the respective rules and regulations promulgated thereunder, and any other law, rule or regulation including, without limitation, applicable securities law and exchange control regulations for your country of residence, as all may be amended from time to time. The Company shall not be obligated to either issue the Shares (or any benefit in lieu of the Shares) or permit the resale of any Shares if such issuance or resale would violate any such requirements.

11.	Limitation on Rights; Nature of Grant. By entering into this Agreement and accepting the Award, you acknowledge, understand and agree that:

a.	the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

b.	the grant of the Award is a one-time benefit and does not create any contractual or other right to receive future grants of awards or benefits in lieu of awards, even if awards have been granted in the past;

c.	all determinations with respect to any future grants, of awards will be at the sole discretion of the Company;

d.	your participation in the Plan is voluntary;

e.	the Award and the Shares subject to the Award are not intended to replace any pension rights or compensation;

f.	unless provided for in a separate agreement between Grantee and the Company, the Award and the Shares subject to the Award, and the income and value of same, are not part of normal or expected compensation for purposes of calculating any benefits, severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;

g.	the future value of the Common Stock subject to the Award is unknown, indeterminable and cannot be predicted with certainty,

h.	neither the Plan, the Award nor the issuance of the Shares shall create a right to employment or be interpreted to form an employment contract with the Employer, the Company, or any Subsidiary and shall not interfere with the ability of the Company, any Subsidiary or the Employer, as applicable, to terminate your employment at any time;

i.	unless otherwise provided in the Plan or by the Company in its discretion, the Award and the benefit evidenced by this Agreement do not create any entitlement to have the Award or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

12.	No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying Shares. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

13.	Employee Data Privacy. By entering into this Agreement and accepting the Award:

a.	you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of any of your personal data as described in this Agreement and any other restricted stock unit grant materials (“Data”) by and among, as applicable, the Employer, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing your participation in the Plan;

b.	you understand that the Company and the Employer may, for the exclusive purpose of implementing, administering and managing the Plan, hold certain personal information about you, including but not limited to your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, and details of all awards or entitlements to Common Stock granted to you under the Plan or otherwise (“Data”);

c.	you understand that Data will be transferred to, in electronic or other form, and stored by, a broker or stock plan service provider selected by the Company, to assist the Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country may have different data privacy laws and protections than your country. You authorize the Company, the broker or stock plan services provider, and any other possible recipients that may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in the Plan.

d.	you understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan.

e.	you understand that you are providing the consents herein on a purely voluntary basis, and that if you do not consent, or if you later seek to revoke your consent, your employment and career with the Employer will not be adversely affected, and the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you restricted stock units or other equity awards or administer or maintain such awards, and you therefore understand that refusing or withdrawing your consent may affect your ability to participate in the Plan; and

f.	you understand that, if you reside outside of the United States, you may, at any time, request a list with the names and addresses of any potential recipients of the Data, request access to the Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your human resources representative.

14.	Severability. In the event that any provision of this Agreement is deemed to be invalid or unenforceable, in whole or in part, the remaining provisions shall nevertheless remain in full force and effect without being impaired or invalidated in any way.

15.	Governing Law and Venue. The Award and this Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, U.S.A., without regard to conflict of laws principles. Each party agrees to exclusive personal jurisdiction and venue in the federal and state courts in Clark County, Nevada, U.S.A., for any dispute arising out of this Agreement.

16.	Language. If you have received this Agreement or any other document related to the Plan or the Award translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

17.	Electronic Delivery and Acceptance. The Company may, in its sole discretion, decide to deliver any documents related to the Award and participation in the Plan or future Awards that may be granted under the Plan by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

18.	Appendix. Notwithstanding the provisions of this Agreement, the Award shall be subject to any special terms and conditions for your country set forth in the Appendix to this Agreement. To the extent any provision in the Appendix is inconsistent with a provision in the body of this Agreement, the provision in the Appendix shall prevail. Moreover, if you relocate to one of the countries included in the Appendix, the terms and conditions for such country will apply to you to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.

19.	Compliance with Applicable Laws. You acknowledge that, as a result of your participation in the Plan, you may have obligations under applicable securities, exchange control or other laws or regulations in effect in your country. Without limitation, such obligations may include obligations to report your acquisition of Awards or Shares to local regulators, to repatriate proceeds from the sale of Shares and dividends (if any) to your home country, to engage a locally licensed intermediary to assist with transactions in the Shares, or to obtain licenses or approvals from local regulators prior to acquiring or selling Shares. Further, depending on your country of residence, you may be subject to insider trading restrictions or market abuse laws, which may affect your ability to acquire or sell Shares or rights to Shares (e.g., restricted stock units) under the Plan during such times as you are considered to have “inside information” regarding the Company (as defined by the laws in your country). Any restrictions under these insider trading or market abuse laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Neither the Company, the Employer, nor any Subsidiary will be liable for any fines or penalties that you may incur as a result of your failure to comply with any applicable laws. You should be aware that securities, exchange control, insider trading and other laws may change frequently and often without notice. You are hereby advised to confirm the legal obligations that may arise from your participation in the Plan with a qualified advisor.

20.	Imposition of Other Requirements. The Company reserves the right to impose other requirements on your participation in the Plan, on the Award and on any Shares issued in settlement of the Award, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

21.	Waiver. You acknowledge that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by you or any other Participant.

22.	Execution of Agreement. By electronically or otherwise accepting this Agreement, you acknowledge your understanding and acceptance of the terms and conditions of the Award. The Company has no obligation to issue you Shares under this Agreement if you do not accept the Award. Further, any acceptance of Shares issued pursuant to this Agreement shall constitute your acceptance of the Award and your agreement with all terms and conditions of the Award, as set forth in the Plan and this Agreement.

Signature Page to Follow

ACCEPTANCE AND ACKNOWLEDGMENT

The parties accept and agree to the terms of the Restricted Stock Unit Award described in this Agreement and in the Plan, acknowledge receipt of a copy of this Agreement, the Plan and the applicable Plan Summary, and acknowledge that each has read them carefully and that fully understand their contents.

RUMBLEON, INC.		GRANTEE

By:	/s/ Thomas E. Aucamp	By:	Signed Electronically

Name:	Thomas E. Aucamp	Name:	WILLIAM COULTER

Title:	CAO	Date:

Date:

APPENDIX TO THE

RUMBLEON, INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

************

UNITED STATES

Code Section 409A. It is intended that all compensation payable pursuant to this Agreement are exempt from or, alternatively, comply with Section 409A (and any legally binding guidance promulgated under Section 409A, including, without limitation, the Final Treasury Regulations) (“Code Section 409A”), and this Agreement will be interpreted, administered and operated accordingly. The Company reserves the right, to the extent the Company deems necessary or advisable in its sole discretion, to unilaterally amend or modify this Agreement as may be necessary to ensure that all payments provided for under this Agreement are made in a manner that qualifies for exemption from or complies with Section 409A of the Code; provided, however, that the Company makes no representation that the grant, vesting, or settlement of the Award will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to the grant, vesting or settlement of the Award granted pursuant to this Agreement. In the event that any provision of this Agreement is inconsistent with Code Section 409A or such guidance, then the applicable provisions of Code Section 409A shall supersede such inconsistent provision. Notwithstanding the foregoing, in no event will any of Company, its parent, or their respective subsidiaries, affiliates, or officers, directors, employees, or agents have any liability for failure of the form of this Agreement to be exempt from or comply with Code Section 409A and none of the foregoing guarantees that the form of this Agreement is exempt from or complies with Code Section 409A. For all purposes under Code Section 409A, Grantee’s right to receive any payments pursuant to this Agreement shall be treated as a right to receive a separate and distinct payment, and any payments to be made in installments shall be deemed to be a series of separate payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of Company. A termination of employment under this Agreement shall mean a “separation from service” under Code Section 409A. Notwithstanding any provisions of the Agreement to the contrary, to the extent the that Code Section 409A would cause an adverse tax consequence to the Grantee, a Change in Control shall not be deemed to occur for purposes of this Agreement unless the Change in Control meets the definition ascribed to the phrase “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Regulation 1.409A-3(i)(5), as revised from time to time in either subsequent regulations or other guidance.

Appendix: Vesting Schedule

Date	Quantity
10/01/2023	3,056
01/01/2024	3,056
04/01/2024	3,056
07/01/2024	3,057